[Letterhead of Stardust Power]

April 14, 2026

Via Edgar Only

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jenny O’Shanick

SEC Division of Corporation Finance

Office of Manufacturing

Re:	Stardust Power Inc.
Registration Statement on Form S-3
Filed on April 9, 2026
File No. 333-294938

Dear Ms. O’Shanick:

Please be advised that the undersigned is the duly elected General Counsel of Stardust Power Inc. (the “Registrant”). Having been advised that the Commission has no further comments to the Registrant’s Form S-3 Registration Statement (File No. 333-294938), pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of the Registration Statement on Thursday, April 16, 2026 at 4:00 p.m., or as soon thereafter as practicable.

Should you have any questions in regard to this correspondence or any other matter relating to this Registrant’s filing, please do not hesitate to contact me.

Very truly yours,

/s/ Bruce Czachor
Bruce Czachor
General Counsel